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October 10, 2006	Writer’s Direct Contact 858.720.5103 jglaser@mofo.com

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director
Ms. Janice McGuirk
Ms. Angela Halac

Re:	Catcher Holdings, Inc. (“the Company”)
Amendment No. 2 to Registration Statement
on Form SB-2
Filed August 15, 2006
File No. 333-133579

Ladies and Gentlemen:

Enclosed for filing on behalf of our client, Catcher Holdings, Inc. (the “Company”), is Pre-Effective Amendment No. 3 (the “Amendment”), amending the Company’s Registration Statement on Form SB-2, originally filed with the Securities and Exchange Commission on April 27, 2006 (the “Registration Statement”). Under separate cover, courtesy copies of the Amendment, marked to show changes, are also being sent to the staff of the Securities and Exchange Commission (the “Staff”).

The Amendment is being filed in response to the comments received from the Staff by letter dated September 11, 2006 (the “Staff Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff Letter. The comments contained in the Staff Letter have been incorporated into this response letter for your convenience.

General

1.	Please update your registration statement for the events disclosed in the Form 8-K filed September 1, 2006.

Securities and Exchange Commission

October 10, 2006

Page Two

Response to Comment #1

The Company respectfully advises that Staff that it has updated its registration statement for the events disclosed in the Form 8-K filed September 1, 2006.

2.	We note the termination of employment of your CFO. We also note the disclosure in your Form 10-QSB for the quarter ended June 30, 2006 that your “Chief Executive Officer and [your] Chief Financial Officer determined that, [your] disclosure controls and procedures could be strengthened by considering and documenting alternative accounting positions with respect to complex transactions.” Please revise your prospectus, including your Risk Factors and MD&A sections, to provide appropriate disclosure.

Response to Comment #2

In response to the Staff’s comment the Company has revised the Risk Factors and the MD&A on pages 8 and 19, respectively, of the prospectus to provide appropriate disclosure.

Risk Factors, page 9

3.	We note your supplemental response to the second comment of our last letter. The second paragraph of your response suggests that the registrant was aware of its lack of compliance with the federal securities laws when it filed the three Form S-8 registration statements. It would appear appropriate to disclose this matter and explain the possible adverse effects on the registrant as a result.

Response to Comment #3

In response to the Staff’s comment the Company has revised the risk factor disclosure on page 10 of the registration statement. The result of the revision is to highlight the potential adverse consequences to the Company from non-compliance with Rule 419. Further, for purposes of the statute of limitations, the Company takes the position that the individuals who purchased securities under the three Form S-8 registration statements should have known that such registration statements did not comply with Rule 419. However, the Company does not believe that its management was in fact aware of any lack of compliance with Rule 419 at the time the three Form S-8 registration statements were filed.

Consolidated Statement of Shareholders’ Equity, F-7

4.	It appears that 46,640 shares that were previously disclosed as issued during the year ended December 31, 2004 are no longer being presented. It would also appear that these shares, in addition to the 301,875 issued in April 2005, represent the 348,515 shares transferred as part of the CST transaction as disclosed on in note 9 on F-21. Please clarify and revise to correct this mathematical inaccuracy.

Securities and Exchange Commission

October 10, 2006

Page Three

Response to Comment #4

In response to the Staff’s comment the Company has revised the Consolidated Statement of Shareholders’ Equity to correct this mathematical inaccuracy.

Notes to Consolidated Financial Statements

Note 10 - Stock-Based Compensation, F-24

5.	Please revise to provide the minimum required disclosures of SFAS 123(R) and SFAS 148.

Response to Comment #5

The Company respectfully advises the Staff that it has revised the notes to its consolidated financial statements to provide the minimum required disclosures of SFAS 123(R) and SFAS 148.

Form 10-QSB for the-quarterly period ended June 30, 2006

Item 3. Controls and Procedures, page 27

6.	The company’s conclusion on the effectiveness of the disclosure controls and procedures for the period ended June 30, 2006 is unclear. The company concluded that the disclosure controls and procedures were effective for the quarter ended June 30, 2006, but in the subsequent paragraph stated that the disclosure controls and procedures could be strengthened as a result of a restatement. Item 307 of Regulation S-B requires that when you amend your periodic reports to file your restated financial statements, the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures should be disclosed. In addition, if the officers’ conclude that the disclosure controls and procedures were effective, despite the restatement, the basis for the officers’ conclusions should be disclosed. Please revise.

Response to Comment #6

In response to the Staff’s comment the Company has revised its Form 10-QSB for the quarterly period ended June 30, 2006.

Securities and Exchange Commission

October 10, 2006

Page Four

Other Exchange Act Filings

7.	Please revise your Forms 10-KSB for the year ended December 31, 2005 and 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006 and any other applicable filings to comply with the comments above.

Response to Comment #7

The Company advises the Staff that it has revised its Forms 10-KSB for the year ended December 31, 2005 and 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006 and any other applicable filings to comply with the Staff’s comments.

Other Regulatory

8.	Please provide a currently dated consent of the independent accountants in any amendments.

Response to Comment #8

The Company respectfully advises the Staff that it has provided a currently dated consent of its independent accounts in its amendments.

* * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Amendment as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Please direct any further comments or questions regarding this response letter to me at (858) 720-5103 or my colleague, Nate Jensen, at (858) 720-7912. Our facsimile number is (858) 720-5125.

Sincerely,

/s/ Jeremy D. Glaser
Jeremy D. Glaser
Enclosure